Exhibit (a)(5)(F)

EFiled: Nov 14 2013 07:29PM EST Transaction ID 54563061 Case No. 9084-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

RANDOLPH J.F. POTTER, AS TRUSTEE FOR RANDOLPH J.F. POTTER, P.A. EMPLOYEES PENSION PLAN, individually and on behalf of all others similarly situated,	)
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Plaintiff,	)
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SANTARUS, INC., DAVID F. HALE, GERALD T. PROEHL, DANIEL D. BURGESS, MICHAEL G. CARTER, ALESSANDRO E. DELLA CHÀ, MICHAEL E. HERMAN, TED W. LOVE, KENT SNYDER, SALIX PHARMACEUTICALS, LTD, SALIX PHARMACEUTICALS, INC., and WILLOW ACQUISITION SUB CORPORATION.	)
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Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Randolph J.F. Potter, as Trustee for Randolph J.F. Potter, P.A. Employees Pension Plan (“Plaintiff”), by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

I.	NATURE OF THE ACTION

1. This is a stockholder class action brought by Plaintiff individually and on behalf of the public stockholders of Santarus, Inc. (“Santarus” or the “Company”) against the Company’s Board of Directors (the “Board” or the “Individual Defendants”), Salix Pharmaceuticals, LTD, Salix Pharmaceuticals, Inc., and Willow Acquisition Sub Corporation (along with Salix Pharmaceuticals, LTD and Salix Pharmaceuticals, Inc., collectively “Salix”), arising out of Defendants’ breaches of fiduciary duty, and/or aiding and abetting those breaches, in connection with the Board’s decision to sell Santarus to Salix at a substantial discount via an inherently unfair process designed to take advantage of Santarus’ strategic positioning in an expanding market and to ensure that Salix, and only Salix, continues to participate in Santarus’ exponential recent growth (the “Proposed Transaction”).

2. On November 7, 2013, Santarus announced that it had entered into an Agreement and Plan of Merger with Salix (the “Merger Agreement”) pursuant to which Salix will acquire all of the outstanding shares of Santarus for $32.00 per share in cash (the “Merger Consideration”), or an aggregate equity purchase price of approximately $2.6 billion. The Board has unanimously approved the Merger Agreement and unanimously recommends that stockholders of the Company tender their shares to Salix during the tender offer period.

3. The Proposed Transaction is the product of a fundamentally flawed process that fails to maximize stockholder value, in breach of Defendants’ fiduciary duties, and that is designed to ensure the acquisition of Santarus by Salix on terms preferential to Salix and Santarus’ Board members, but detrimental to Plaintiff and other public stockholders of Santarus. Specifically, the Merger Consideration significantly undervalues the Company and the Merger Agreement unlawfully binds the parties to unfair terms of the Proposed Transaction and impermissibly deters potential topping bids.

4. As stated above, the Merger Consideration does not reflect Santarus’ undeniable growth potential. Since the commercial launch of Uceris, a drug used to treat mild to moderate ulcerative colitis, in mid-February 2013, the Company has seen its stock price nearly double, from $13.00 to $23.53 per share on November 6, 2013, the last trading day prior to the announcement of the Proposed Transaction. In fact, as evidenced by the chart below, the stock price has steadily climbed upwards since the Company first announced the filing of its Uceris drug application with the U.S. Food and Drug Administration (FDA) in late December 2011.

5. Furthermore, the Merger Consideration does not compensate Santarus stockholders for the synergistic value that Salix and its stockholders will enjoy from the Proposed Transaction. It is clear, therefore, that the Merger Consideration does not properly value Santarus and will not adequately compensate Company stockholders for their investment. Thus, any “premium” defendants may tout is illusory.

6. Exacerbating matters, Defendants have attempted to unlawfully bind the Company’s stockholders to the unfair Proposed Transaction by including several provisions in the Merger Agreement that operate to protect the deal and deter any potential topping bids (the “Deal Protection Devices”). For instance, the Merger Agreement prohibits the Board from soliciting alternative bids for the Company. Should an unsolicited topping bidder somehow emerge, the Merger Agreement grants Salix information matching rights that allow it to piggyback off the due diligence and expense of another interested bidder. The Merger Agreement also requires Santarus to inform Salix of the details of any superior bid within twenty-four hours of it occurring and allows four business days during which it must negotiate with Salix to render the alternative superior bid inferior. Should a topping bidder still be undeterred, however, the Merger Agreement requires Santarus to pay Salix a termination fee of $80 million. The collective effect of these Deal Protection Devices is to unlawfully bind Santarus to the Proposed Transaction by making the Company appear less attractive in order to deter any potential topping bidders who would properly compensate the Company’s stockholders for their shares through a fair process.

7. Simply put, the Proposed Transaction is the product of a fundamentally flawed process that is designed to unlawfully divest Santarus’ public stockholders of their equity holdings and end the Company’s independent existence without providing the Company and its stockholders the maximized value to which they are entitled. The Individual Defendants know Santarus will continue to produce substantial revenue and earnings, yet have failed to garner adequate consideration for the Company’s stockholders to compensate for their being cashed out of their opportunity to enjoy such financial success. Herein, Plaintiff alleges that the Proposed Transaction is being accomplished by deception, illegality, and in breach of Defendants’ fiduciary duties owed to Santarus’ stockholders.

8. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until Defendants cure their breaches of fiduciary duty.

II.	PARTIES

9. Plaintiff is, and has been at all relevant times, the owner of shares of Santarus common stock.

10. Defendant Santarus is a Delaware corporation with its corporate headquarters located at 3611 Valley Centre Drive, Suite 400, San Diego, California 92130. Santarus is a specialty biopharmaceutical company focused on acquiring, developing and commercializing proprietary products that address the needs of patients treated by physical specialists. The Company currently markets five FDA approved drugs, used to treat ulcerative colitis, upper gastrointestinal conditions, high cholesterol, and to improve glycemic control in adults with type 2 diabetes. Additionally, the Company has certain drugs currently undergoing clinical testing as well as strategic alliances with both Merck and GlaxoSmithKline through which it licenses exclusive rights to certain drugs in order to diversify its sources of revenue. Santarus common stock is listed and traded on the NASDAQ Stock Exchange under the ticker symbol “SNTS.”

11. Defendant David F. Hale (“Hale”) is, and at all times material was, Chairman of the Board and a director of the Company. Hale has held these positions since 2004 and 2000, respectively.

12. Defendant Gerald T. Proehl (“Proehl”) is, and at all times material was, Director and President and Chief Executive Officer of the Company. Proehl has held these positions since 2002 and has previously served as the Company’s President and Chief Operating Officer.

13. Defendant Daniel D. Burgess (“Burgess”) has been a member of the Board since 2004 and currently serves as the Chairman of the Audit Committee.

14. Defendant Michael G. Carter (“Carter”) has been a member of the Board since 2005 and currently serves as a member of the Nominating and Corporate Governance Committee.

15. Defendant Alessandro E. Della Chà (“Della Chà”) has been a member of the Board since 2012.

16. Michael E. Herman (“Herman”) has been a member of the Board since 2003 and currently serves as Chairman of the Compensation Committee and as a member of the Nominating and Corporate Governance Committee.

17. Ted W. Love (“Love”) has been a member of the Board since 2005 and currently serves as Chairman of the Nominating and Corporate Governance Committee.

18. Kent Snyder (“Snyder”) has been a member of the Board since 2004 and currently serves as a member of both the Audit and Compensation committees.

19. The Defendants named in paragraphs 11-18 are sometimes collectively referred to herein as the “Individual Defendants” or the “Board.”

20. Salix Pharmaceuticals, LTD, (“Salix LTD”) is a Delaware corporation with its principal place of business at 8510 Colonnade Center Drive, Raleigh, North Carolina 27615. Salix Pharmaceuticals, LTD is a specialty pharmaceuticals company dedicated to acquiring, developing and commercializing prescription drugs and medical devices used in the treatment of a variety of gastrointestinal disorders in the United States. Salix Pharmaceuticals, LTD is listed and traded on the New York Stock Exchange under the ticker symbol “SXLP.”

21. Defendant Salix Pharmaceuticals, Inc. (“Salix Inc.”) is a California corporation with its corporate address at 8510 Colonnade Center Drive, Raleigh, North Carolina, 27615. Salix Pharmaceuticals, Inc. is being used as an intermediary from which payment will derive in order to effectuate the Proposed Transaction.

22. Defendant Willow Acquisition Sub Corporation (“Merger Sub”) is a Delaware corporation and an indirect wholly owned subsidiary of Defendant Salix Pharmaceuticals, LTD, and a vehicle through which Defendants seek to effectuate the Proposed Transaction.

23. Defendants Salix Pharmaceuticals, LTD., Salix Pharmaceuticals, Inc., and Willow Acquisition Corp. are collected referred to herein as “Salix.”

III.	THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

24. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public stockholders of Santarus and owe them a duty of the highest good faith, fair dealing and loyalty.

25. Under applicable law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; or (ii) a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s stockholders, and if such transaction will result in a change of corporate control, the stockholders are entitled to receive a significant premium.

26. To diligently comply with these duties, the directors and/or officers may not take any action that:

a) adversely affects the value provided to the corporation’s stockholders;

b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

c) contractually prohibits themselves from complying with their fiduciary duties;

d) will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s stockholders; and/or

e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public stockholders.

27. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Santarus, are obligated to refrain from:

a) participating in any transaction where the directors’ or officers’ loyalties are divided;

b) participating in an transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public stockholders of the corporation; and/or

c) unjustly enriching themselves at the expense, or to the detriment, of the public stockholders.

28. Plaintiff alleges herein that Defendants, separately and together, in connection with the Proposed Transactions, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith, and independence, owed to Plaintiff and other public stockholders of Santarus, or are aiding and abetting others in violating those duties.

IV.	SUBSTANTIVE ALLEGATIONS

A. Company Background and its Poise for Continued Success

29. Founded in 1996, Santarus Inc. is a specialty pharmaceutical company focused on the acquisition, development, and commercialization of proprietary products and therapies that have the potential to treat gastrointestinal diseases and disorders. The company’s main focus lies in the commercialization of proprietary immediate-release proton pump inhibitor (PPI) products. PPIs are the most frequently prescribed drugs for the treatment of many upper gastrointestinal diseases and disorders.

30. The Company has enjoyed market-leading growth over the past year, propelling the share price over $28 per share as recently as August 2013.

31. Glumetza, a drug used to improve glycemic control in patients with diabetes, has proven to be the Company’s best-selling product, as it grew 6.3% year-over-year to account for $45.6 million of the Company’s $98.8 million in quarterly revenue for the third quarter of 2013.

32. Zegerid, a medication used to treat heartburn, contributed $27.1 million to the Company’s quarterly revenue for that same period.

33. However, it has been Uceris, a drug marketed towards patients with ulcerative colitis, which has driven Santarus’ growth since its introduction to the market in early 2013.

34. On March 4, 2013, the Company issued a press release announcing its fourth quarter and full year 2012 Financial Results.

35. Key financial results for the fourth quarter of 2012 included:

a) Total revenues of $70.2 million, a 65% increase over the same quarter in 2011.

b) Net income of $5.5 million, or $0.08 diluted earnings per share (EPS), as compared to a net income of $1.9 million, or $0.03 diluted EPS for the fourth quarter of 2011.

c) Adjusted earnings before interest, taxes, depreciations and amortization (EBITDA) of $9.6 million, more than double the adjusted EBITDA of the same quarter in 2011.

d) Cash, cash equivalents and short-term investments of $97.7 million as of December 31, 2012, an increase of $36.1 million over the $58.6 million at December 31, 2011.

36. Key financial results for the full year 2012 included:

a) Total revenue of $218.0 million, a year-over-year increase of $99.2 million.

b) Net income of $18.6 million, or $0.27 diluted EPS, as compared to net income of $4.7 million ($0.07 diluted EPS) for fiscal year 2011.

c) An adjusted EBITDA of $36.9 million, as compared to $13.9 million in 2011.

37. In the same press release, Defendant Proehl touted the Company’s performance:

We believe that 2012 was an inflection year for Santarus, with strong revenue growth and greatly improved earnings and cash flow compared with 2011 . . . Our momentum has continued into 2013 with the mid-January U.S. Food and Drug Administration (FDA) approval of UCERIS for the induction of remission in patients with active, mild to moderate ulcerative colitis and the commercial launch of UCERIS and relaunch of ZEGERID a few weeks ago. We believe 2013 is shaping up to be another robust year for Santarus.

38. Defendant Proehl’s comments proved to be prescient, as the Company continued to build on its financial success when it announced its first quarter 2013 financial results on May 6, 2013.

39. Key financial results for the first quarter of 2013 included:

a) Total revenues of $79.4 million, a 73% increase over the same quarter in 2012.

b) Net income of $18.7 million, or diluted EPS of $0.25 compared with net income of $0.6 million and diluted EPS of $0.01 for the first quarter of 2012.

c) Cash, cash equivalents and short-term investments were $97.6 million as of March 31, 2013, compared with $94.7 million at December 31, 2012.

40. On the back of these positive financial results, the Company raised its financial outlook for the full year 2013 as follows:

a) Increasing its total revenue guidance $10 to $15 million, from the prior estimate of approximately $320 million to $325 million to the new guidance of $330 million to $340 million.

b) Increasing its net income guidance from $50 to $54 million (diluted EPS of $0.63 to $0.68) to a new estimate of $57 million to $64 million (diluted EPS of $0.72 to $0.81).

c) Non-GAAP adjusted earnings of approximately $81 million to $91 million and diluted non-GAAP adjusted EPS of $1.03 to $1.15, up from its prior estimates of approximately $73 million to $79 million and $0.92 to $1.00, respectively.

41. Shortly after the release of these financial results, Zacks Investment Research issued an article on the financial website Seeking Alpha, naming Santarus its “Bull of the Day,” citing the Company’s strong near-term profit potential from its development pipeline and the high demand for biotech stocks as drivers of the stock price.

42. The Company again proved that its performance was no flash in the pan on August 6, 2013, when it announced its Second Quarter 2013 Financial Results.

43. Key financial results for this quarter included:

a) Total revenue of $89.4 million, an 89% increase of the same quarter of 2012.

b) Net income of $73.5 million, or $0.94 diluted EPS, as compared to a net income of $3.4 million or $0.05 diluted EPS for the second quarter of 2012.

c) Non-GAAP adjusted earnings of $24.3 million and diluted non-GAAP adjusted EPS of $0.31, as compared with $7.1 million and $0.10, respectively, for the second quarter of 2012.

d) Cash, cash equivalents, and short term-investments of $142.7 million as of June 30, 2013, an increase of $48.0 million compared to $94.7 million at the end of the calendar year 2012.

44. In its first full quarter on the market, Uceris, when combined with the success of Glumetza and Zegerid, had driven the Company to new heights that it had not previously seen. Defendant Proehl commented on the Company’s second quarter success, stating that:

Our commercial efforts continue to drive strong financial performance with encouraging market uptake from Uceris and significant contributions from Glumetza and Zegerid. Based on our robust second quarter performance, we are raising our financial outlook for 2013.

* * *

Following an analysis of the impact of sales call frequency on Uceris prescription trends, as well as on our other marketed products, we have decided to add approximately 25 sales representatives by the fourth quarter. We expect the additional sales representatives to contribute to increased prescriptions in 2014

45. The success of Uceris was clearly a game-changer for the Company, as it again adjusted its full year 2013 financial guidance upwards:

a) Estimating total revenues of approximately $355 million to $360 million from its previous estimate of approximately $330 million to $340 million.

b) Increasing its Non-GAAP adjusted earnings approximation to $97 million to $101 million and diluted non-GAAP adjusted EPS of $1.21 to $1.26, up from its prior estimate of $81 million to $91 million and $1.03 to $1.15, respectively.

c) Estimating net income of approximately $129 million to $132 million and diluted EPS of $1.61 to $1.65, up from its prior estimates of approximately %57 million to $64 million and $0.72 to $0.81, respectively.

46. Brian Nichols, an analyst for the financial website The Motley Fool issued an article on August 13, 2013 about Santarus and the “massive gains” propelled by the early success of Uceris:

As of now, it looks as though Santarus has found a hidden gem with Uceris, a product that no one saw coming. With that said, Santarus has a market cap of $1.79 billion, and if Aria is worth $3.4 billion, I have to believe that Santarus is significantly undervalued because if Uceris continues to thrive, Santarus could produce massive long-term gains.

47. In fact, as recently as October 3, 2013, ONeil Trader, a contributor for the financial website Seeking Alpha, viewed the stock as an appealing long investment opportunity “with at least 30% short-term upside potential, and long-term potential for triple digit gains” based on:

a) A product portfolio that includes five products already on the market and three more in the pipeline (with two in late-stage development).

b) Conservative management guidance and analyst estimates, based on the company’s track record of underestimating in their guidance and then adjusting upwards, with analysts similarly following suit.

c) “The stock is trading at a significant discount to growth, and a low forward valuation. Santarus is currently trading at a forward P/E of 10.8, a very low multiple, considering the expected growth rates. On an ex-cash basis, the valuation seems even more compelling.”

48. In its article, ONeil Trader also revealed a $30 price target for the Company, slightly higher than the mean price target of $28.40 by the five analysts who rated the Company as a buy or hold at that point.

49. On November 7, 2013, the same day the Proposed Transaction was announced, the Company released its financial results for the third quarter of 2013.

50. Key financial results for this quarter included:

a) Total revenues of $98.8 million, an 81% increase as compared to the same quarter of 2012.

b) Net income of $30.3 million, or $0.38 diluted EPS, compared with $9.0 million, or $0.13 diluted EPS for the third quarter of 2012.

c) Non-GAAP adjusted earnings were $35.6 million and diluted non-GAAP adjusted EPS were $0.45 in the third quarter of 2013 compared with $12.3 million and $0.18, respectively, in the third quarter of 2012.

d) Cash, cash equivalents and short-term investments were $168.7 million as of September 30, 2013, an increase of approximately $74 million compared with the $94.7 million on December 31, 2012.

51. Yet, instead of being rewarded with positive stock movement based on the strong financial news, stockholders of the Company learned that they were being divested of their positions in Santarus.

52. Rather than permitting the Company’s shares to trade freely and allowing its public stockholders to reap the benefits of the Company’s increasingly positive long-term prospects, the Individual Defendants have acted for their personal benefit and the benefit of Salix, and to the detriment of the Company’s public stockholders, by entering into the Merger Agreement.

B.	Defendants Announce the Unfair Proposed Transaction for Inadequate Consideration

53. Despite the Company’s impressive and consistently improving performance, as well as its undeniable growth potential, on November 7, 2013, Defendants announced the unfair Proposed Transaction:

Salix Pharmaceuticals to Acquire Santarus

Solidifies Position as Largest U.S. Gastroenterology-Focused Specialty Pharmaceutical Company

Provides Salix with an Experienced Specialty Sales Force to Significantly Expand Gastrointestinal Product Sales

Increases Commercial Presence in Gastroenterology, Hepatology and Colorectal Surgery

Estimated 2013 Pro Forma Total Product Revenue of $1.3 Billion

Greatly Increases Scale and Revenue Diversification

Expected to be Immediately and Significantly Accretive

Expected to Generate Strong EBITDA and Cash from Operations Leading to Rapid Debt Repayment

RALEIGH, N.C. & SAN DIEGO—(BUSINESS WIRE)—Salix Pharmaceuticals, Ltd. (NASDAQ:SLXP) and Santarus, Inc. (NASDAQ:SNTS) today announced that the companies have entered into a definitive merger agreement under which Salix will acquire all of the outstanding common stock of Santarus for $32.00 per share in cash (without interest). The all-cash transaction values Santarus at approximately $2.6 billion. The $32.00 per share price represents an approximately 36% premium over Santarus’ November 6, 2013 closing price of $23.53 per share and an approximately 39% premium over Santarus’ average closing stock price for the prior 30-trading day period. The proposed transaction has been unanimously approved by the Boards of Directors of Salix and Santarus. The companies expect to close the transaction in the first quarter of 2014.

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Gerald T. Proehl, President and Chief Executive Officer, Santarus, stated, “Our employees have worked very hard to build Santarus into a premier specialty biopharmaceutical company. I would like to thank all of our employees for their contributions to making Santarus the successful company it is today.” Mr. Proehl added, “We believe the timing is right for this strategic combination with Salix, a highly respected company that is uniquely positioned to expand the commercialization of Santarus’ marketed products and to continue to advance the development of our pipeline products. We welcome the opportunity Salix will provide to build on Santarus’ success.”

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54. Given the Company’s strong performance and its position for growth, the Proposed Consideration is inadequate and significantly undervalues the Company, particularly in light of Santarus’ portfolio of proven drugs on the market and those in the development pipeline.

55. In the joint November 7, 2013 press release announcing the acquisition, Salix President and Chief Executive Officer, Carolyn Logan, tellingly highlighted the benefit Salix stockholders stand to receive from the merger, at the expense of Santarus’ stockholders:

We are extremely pleased with the Santarus acquisition, which is transformative for Salix both commercially and financially, fulfilling many of our strategic needs while providing immediate and significant accretion in 2014 and beyond. We are very pleased to be able to merge our sales forces, combine two complementary product portfolios, expand our pipeline, diversify revenue, access health care providers in primary care, add a significant number of health care prescribers to our called-on universe and to better position Salix for success in the present as well as the future. Additionally we look forward to all of our stakeholders – patients, healthcare providers, employees and stockholders – benefiting from the increased scale created by a larger, even stronger Salix.

56. On November 11, 2013, Brian Nichols, on Seeking Alpha, issued an article analyzing the merger. In it, he points to the importance of Apriso, Salix’s own drug that combats ulcerative colitis, to Salix’s continued growth.

Uceris is Santarus’s treatment for mild to moderate forms of ulcerative colitis. Unsurprisingly, it’s in the same space as Apriso, can use a similar sales force, and the two products will likely have great revenue-generating and cost-cutting synergies.

* * *

Certainly, I love the synergies of Uceris and Apriso, and the added growth that Santarus will provide to both Salix’s top and bottom line.

57. Amod Saul, also a contributor to Seeking Alpha, issued his own article analyzing the Merger on November 11, 2013. In that article, Mr. Saul lauded the deal for Salix, as “the combined company creates opportunities for significant revenue synergies, will increase Salix’s presence in the gastroenterology market and adds Santarus’s lead ulcerative colitis drug Uceris (budesonide) to its portfolio.” Additionally, he cited Santarus’ experience in pharmaceuticals specialty sales as assisting in raising revenues for Salix’s existing products.

58. Yet, despite the significant synergies and profit potential inherent in the transaction being plainly obvious to the acquirer and the media, the Individual Defendants failed to secure a fair price of the Company, either for the intrinsic value of its assets or the value of the Company’s assets to Salix. Accordingly, the Proposed Transaction consideration is inadequate and grossly undervalues Santarus.

C.	The Preclusive Deal Protection Devices

59. As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

60. By way of example, § 7.8 of the Merger Agreement includes a “no solicitation” provision, barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by Salix. This section also demands that the Company terminate any and all prior or on-going discussions with other potential suitors. Despite the fact that they have locked up the Company and bound it to not solicit alternative bids, the Merger Agreement provides other ways that guarantee the only suitor will be Salix, the Board’s preferred bidder.

61. Pursuant to § 7.8(b) of the Merger Agreement, should an unsolicited bidder arrive on the scene, the Company must notify Salix of the bidder’s offer within twenty-four hours. Thereafter, should Santarus determine that the unsolicited offer is superior to that of Salix, pursuant to § 7.8(d), the Company must allow a four business day period during which it must negotiate in good faith to allow Salix to match the unsolicited offer.

62. In other words, the Merger Agreement gives Salix access to any rival bidder’s information and allows Salix a free right to top any superior offer. Accordingly, no rival bidder is likely to emerge and act as a stalking horse for Salix, because the Merger Agreement unfairly assures that any “auction” will favor Salix and piggyback upon the due diligence of the foreclosed second bidder.

63. In addition, pursuant to § 9.3 of the Merger Agreement, Santarus must pay Salix a termination fee of $80 million if the Company decides to pursue another offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the stockholders with a superior offer.

64. Additionally, concurrently with the execution and delivery of the Merger Agreement, on November 7, 2013, certain officers and directors of the Company each entered into a tender and support agreement (the “Tender and Support Agreement”) with Salix.

65. Subject to the Tender and Support Agreement are officers and directors who beneficially own or have options to acquire a number of shares of common stock of the Company equal to approximately 12% of the outstanding shares of the common stock of the Company. Pursuant to the Tender and Support Agreement, each of the applicable directors and officers has agreed, inter alia, to tender their shares into the tender offer and, if applicable, vote their shares against any third party proposal to acquire Santarus. The parties to this agreement include Defendants Hale and Proehl.

66. Ultimately, these preclusive deal protection devices, coupled with the Tender and Support Agreement, illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions also foreclose any likely alternate bidder from providing the needed market check of Salix’s inadequate offer price

67. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

V.	CLASS ALLEGATIONS

68. Plaintiff brings this action individually and as a class action on behalf of all holders of Santarus common stock who are being, and will be, harmed by Defendants’ actions described herein (the “Class”).

69. Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to, or affiliated with, any Defendants.

70. The Class is so numerous that joinder of all members is impracticable. According to the Merger Agreement, as of November 6, 2013, there were 67,138,217 shares of Company Common Stock issued and outstanding.

71. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

a) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and other members of the Class, in connection with the Proposed Transaction;

b) whether the Individual Defendants have breached any of their other fiduciary duties to Plaintiff and other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty, and fair dealing;

c) whether the Individual Defendants have breached their fiduciary duties of candor to Plaintiff and the other members of the Class in connection with the Proposed Transaction by failing to disclose all material information upon which they are able to make an informed decision about whether to vote their shares in favor of the Proposed Transaction;

d) whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

e) whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; and

f) whether Salix is aiding and abetting the wrongful acts of the Individual Defendants.

72. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

73. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

74. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants.

75. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

76. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class a whole.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

77. Plaintiff repeats and realleges each allegation as though fully set forth herein.

78. Defendants have knowingly and recklessly and in bad faith breached their fiduciary duties of care, loyalty, candor, good faith, and independence owed to the public stockholders of Santarus and have acted to put the interests of themselves and Salix ahead of the interests of Santarus’ stockholders.

79. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, knowingly or recklessly and in bad faith are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Santarus and the ability to participate in the future growth of the Company.

80. As demonstrated by the allegations above, Defendants knowingly or recklessly failed to exercise the care required, and breached their duties of loyalty, good faith, candor, and independence owed to the stockholders of Santarus because, among other reasons, they failed to:

a) fully inform themselves of the market value of Santarus before entering into the Proposed Transaction;

b) exercise valid business judgment in connection with Proposed Transaction;

c) act in the best interests of the public stockholders of Santarus common stock;

d) maximize stockholder value;

e) obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Proposed Transaction;

f) disclose all material information necessary for Santarus’ stockholders to cast an informed vote; and

g) act in accordance with their fundamental duties of good faith, due care, loyalty, and candor.

81. By reason of the foregoing acts, practices, and course of conduct, Defendants have knowingly or recklessly and in bad faith failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

82. Unless enjoined by this Court, Defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, which will exclude the Class from the maximized value they are entitled to, all to the irreparable harm of Plaintiff and the Class.

83. As a result of Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the real value of their equity ownership of the Company. Unless the Court enjoins the Proposed Transaction, Defendants will continue to knowingly or recklessly, and in bad faith, breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

84. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury, which Defendants’ actions threaten to inflict.

85. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against the Individual Defendants.

COUNT II

Aiding and Abetting

(Against Salix LTD, Salix Inc., and Merger Sub)

86. Plaintiff repeats and realleges each allegation as though fully set forth herein.

87. Defendants Salix LTD, Salix Inc., and Merger Sub are sued herein as aiders and abettors of breaches of fiduciary duties outlined above by the Individual Defendants.

88. The Individual Defendants breached their fiduciary duties of good faith, loyalty, due care, and candor owed to Santarus stockholders by failing to:

a) fully inform themselves of the market value of Santarus before entering into the Proposed Transaction;

b) act in the best interests of the public stockholders of Santarus common stock;

c) maximize stockholder value;

d) obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Proposed Transaction;

e) disclose all material information necessary for stockholders to cast an informed vote on the Proposed Transaction; and

f) act in accordance with their fundamental duties of good faith, due care, candor and loyalty.

89. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of Defendants Salix LTD, Salix Inc., and Merger Sub, which, therefore, aided and abetted such breaches via entering into the Proposed Transaction with Santarus.

90. Defendants Salix LTD, Salix Inc., and Merger Sub had knowledge that they were aiding and abetting the Individual Defendants’ breach of their fiduciary duties to the Santarus’ stockholders.

91. Defendants Salix LTD, Salix Inc., and Merger Sub rendered substantial assistance to the Individual Defendants in their breach of their fiduciary duties to the Santarus stockholders.

92. As a result of the conduct of Defendants Salix LTD, Salix Inc., and Merger Sub of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.

93. As a result of the unlawful actions of Defendants Salix LTD, Salix Inc., and Merger Sub, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for Santarus’ assets and business and will be prevented from obtaining the real value of their equity ownership in the Company. Unless the actions of Defendants Salix LTD, Salix Inc., and Merger Sub are enjoined by this Court, they will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of stockholder value and the disclosure of material information.

94. Plaintiff and the other members of the Class have no adequate remedy at law.

95. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against Defendants Salix.

WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

(A) Declaring this action to be a class action and certifying Plaintiff as the Class representative and his counsel as Class counsel;

(B) Enjoining, preliminarily and permanently, the Proposed Transaction;

(C) In the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) Directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) Awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) Granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: November 14, 2013	O’KELLY ERNST & BIELLI, LLC

	By:	/s/ Ryan M. Ernst
Ryan M. Ernst (#4788) Daniel P. Murray (#5785) 901 N. Market Street, Suite 1000 Wilmington, DE 19801 (302) 778-4000 rernst@oeblegal.com dmurray@oeblegal.com

Attorneys for Plaintiff

OF COUNSEL:

LEVI & KORSINSKY, LLP

Shannon L. Hopkins

Sebastiano Tornatore

733 Summer Street, Suite 304

Stamford, CT 06901

(212) 363-7500